AVINO SILVER & GOLD MINES LTD.
AND
BRALORNE-PIONEER GOLD MINES LTD.
#400, 455 Granville Street, Vancouver, BC., V6C 1T1
Ph: (604) 682-3701 Fax(604) 682-3600

November 20, 2002

NEWS RELEASE

Avino Silver & Gold Mines Ltd. and Bralorne-Pioneer Gold Mines Ltd, jointly announce that a typographical error was contained in the News Release of November 19, 2002 in relation to the conversion terms proposed by the Companies to the bond-holders. The conversion terms should have read:

BPN will grant to the Bondholders a right to convert the principal amount of their Bonds into Units of BPN (the “Units”) at the conversion price of CDN$0.50 per Unit. Each Unit will consist of one common share and one non-transferable share purchase warrant (the “Warrants”). Every two (2) Warrants will entitle the Bondholder to purchase one additional common share of BPN at an exercise price of $0.75 per share until October 25, 2003.

On behalf of the Board of Directors:

Bralorne-Pioneer Gold Mines Ltd.	Avino Silver & Gold Mines Ltd.

“Matt Wayrynen”	“Louis Wolfin”

President	Presidnet

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.